UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
SCIENCE 37 HOLDINGS, INC.
(Name of Subject Company (Issuer))
MARLIN MERGER SUB CORPORATION
a wholly-owned subsidiary of
eMED, LLC
(Name of Filing Persons (Offerors))
Common Stock, $0.0001 Par Value
(Title of Class of Securities)
808644207
(CUSIP Number of Class of Securities)
Jeffrey M. Schumm
General Counsel
eMed, LLC
900 Biscayne Blvd., Suite 1501
Miami, FL 33132
Telephone: 866-955-1173
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copies to:
Joseph E. Gilligan
Brian C. O’Fahey
Hogan Lovells US LLP
555 13th Street, NW
Washington, DC 20004
Telephone: +1 (202) 637-5600
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Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
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Third-party tender offer subject to Rule 14d-1.

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Issuer tender offer subject to Rule 13e-4.

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Going-private transaction subject to Rule 13e-3.

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Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
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Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

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Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by (i) Marlin Merger Sub Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of eMed, LLC, a limited liability company organized under the laws of the State of Delaware (“Parent”), and (ii) Parent. This Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Science 37 Holdings, Inc., a Delaware corporation (“Science 37”), at a purchase price of $5.75 per Share, net to the seller in cash, without interest, less any withholding that may be applicable, upon the terms and subject to the conditions set forth in the Offer to Purchase attached to this Schedule TO as Exhibit (a)(1)(A) (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal attached hereto as Exhibit (a)(1)(B). Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO and is supplemented by the information specifically provided in this Schedule TO.
Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.
Item 1.   Summary Term Sheet.
The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.
Item 2.   Subject Company Information.
(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Science 37 Holdings, Inc., a Delaware corporation. Science 37’s principal executive offices are located at 800 Park Offices Drive, Suite 3606, Research Triangle Park, North Carolina 27709. Science 37’s telephone number at such address is (984) 377-3737.
(b) This Schedule TO relates to the outstanding shares of common stock, par value $0.0001 per share, of Science 37. Science 37 has advised Parent that, as of the close of business on February 8, 2024, 6,028,167 Shares were issued and outstanding. The information set forth in the section of the Offer to Purchase entitled “Introduction” is incorporated herein by reference.
(c) The information concerning the principal market in which the Shares are traded, and certain high and low sales prices for the Shares in that principal market, is set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “The Offer — Price Range of the Shares; Dividends on the Shares” and is incorporated herein by reference.
Item 3.   Identity and Background of Filing Person.
(a), (b), (c) This Schedule TO is filed by Parent and Purchaser. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” and “The Offer — Certain Information Concerning Parent and Purchaser” and in Schedule I to the Offer to Purchase is incorporated herein by reference.
Item 4.   Terms of the Transaction.
(a)(1)(i) – (viii), (x), (xii) The information set forth in the Offer to Purchase is incorporated herein by reference.
(a)(1)(ix), (xi) Not applicable.
(a)(2) Not applicable.
Item 5.   Past Contacts, Transactions, Negotiations and Agreements.
(a), (b) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “The Offer — Certain Information Concerning Parent and Purchaser,” “The

Offer — Background of the Offer; Past Contacts, Negotiations and Transactions,” “The Offer — Purpose of the Offer; Plans for Science 37” and “The Offer — The Merger Agreement; Other Agreements” is incorporated herein by reference.
Item 6.   Purposes of the Transaction and Plans or Proposals.
(a), (c)(1), (3) – (7) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “The Offer — Price Range of the Shares; Dividends on the Shares,” “The Offer — Purpose of the Offer; Plans for Science 37,” “The Offer — Effect of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration” and “The Offer — The Merger Agreement; Other Agreements” is incorporated herein by reference.
(c)(2) Not applicable.
Item 7.   Source and Amount of Funds or Other Consideration.
(a), (b), (d) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “The Offer — Terms of the Offer, “The Offer — Source and Amount of Funds” and “The Offer — Conditions of the Offer” is incorporated herein by reference.
Item 8.   Interest in Securities of the Subject Company.
(a), (b) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “The Offer — Certain Information Concerning Parent and Purchaser,” “The Offer — Purpose of the Offer; Plans for Science 37” and “The Offer — The Merger Agreement; Other Agreements” is incorporated herein by reference.
Item 9.   Persons/Assets Retained, Employed, Compensated or Used.
(a) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction” and “The Offer — Fees and Expenses” is incorporated herein by reference.
Item 10.   Financial Statements.
(a), (b) Not applicable.
Item 11.   Additional Information.
(a)(1) The information set forth in the sections of the Offer to Purchase entitled “The Offer — Certain Information Concerning Parent and Purchaser,” “The Offer — Background of the Offer; Past Contacts, Negotiations and Transactions,” “The Offer — Purpose of the Offer; Plans for Science 37” and “The Offer — The Merger Agreement; Other Agreements” is incorporated herein by reference.
(a)(2), (3) The information set forth in the sections of the Offer to Purchase entitled “Introduction,” “Summary Term Sheet,” “The Offer — Purpose of the Offer; Plans for Science 37,” “The Offer — The Merger Agreement; Other Agreements,” “The Offer — Conditions of the Offer” and “The Offer — Certain Legal Matters” is incorporated herein by reference.
(a)(4) The information set forth in the sections of the Offer to Purchase entitled “The Offer — Source and Amount of Funds,” “The Offer — Effect of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration” and “The Offer — Certain Legal Matters” is incorporated herein by reference.
(a)(5) The information set forth in the sections of the Offer to Purchase entitled “The Offer — The Merger Agreement; Other Agreements” and “The Offer — Certain Legal Matters” is incorporated herein by reference.
(b) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.   Exhibits.
Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase dated February 12, 2024.*
(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(1)(C)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Notice of Guaranteed Delivery.*
(a)(1)(F)	Summary Newspaper Advertisement as published in the New York Times on February 12, 2024.*
(a)(5)(A)	Press Release issued by eMed, LLC and Science 37 Holdings, Inc. on January 29, 2024, attached as Exhibit 99.1 to the Schedule TO-C filed by eMed, LLC with the Securities and Exchange Commission on January 29, 2024 (incorporated herein by reference).
(b)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated as of January 28, 2024, by and among eMed, LLC, Marlin Merger Sub Corporation and Science 37 Holdings, Inc., attached as Exhibit 2.1 to the Current Report on Form 8-K filed by Science 37 Holdings, Inc. with the Securities and Exchange Commission on January 29, 2024 (incorporated herein by reference).
(d)(2)	Confidentiality Agreement, dated as of November 13, 2023, between Science 37 and eMed, LLC.*
(d)(3)	Exclusivity Agreement, dated as of December 20, 2023, between Science 37 and eMed, LLC (as amended on January 8, 2024, January 14, 2024 and January 23, 2024).*
(d)(4)	Form of Tender and Support Agreement (Directors and Officers), attached as Exhibit 10.1 to the Form 8-K filed by Science 37 Holdings, Inc. with the Securities and Exchange Commission on January 29, 2024 (incorporated herein by reference).
(d)(5)	Tender and Support Agreement, dated January 28, 2024, by and among eMed, LLC, Marlin Merger Sub Corporation, Lux Ventures IV, L.P. and Lux Co-Invest Opportunities, L.P., attached as Exhibit 10.2 to the Form 8-K filed by Science 37 Holdings, Inc. with the Securities and Exchange Commission on January 29, 2024 (incorporated herein by reference).
(d)(6)	Tender and Support Agreement, dated January 28, 2024, by and among eMed, LLC, Marlin Merger Sub Corporation and Pharmaceutical Product Development, LLC, attached as Exhibit 10.3 to the Form 8-K filed by Science 37 Holdings, Inc. with the Securities and Exchange Commission on January 29, 2024 (incorporated herein by reference).
(d)(7)	Tender and Support Agreement, dated January 28, 2024, by and among eMed, LLC, Marlin Merger Sub Corporation and RAF L.P., RedCo II Master Fund, L.P., Redmile Private Investments II, L.P. and Redmile Strategic Master Fund, L.P., attached as Exhibit 10.4 to the Form 8-K filed by Science 37 Holdings, Inc. with the Securities and Exchange Commission on January 29, 2024 (incorporated herein by reference).
(g)	Not applicable.
(h)	Not applicable.
107	Filing Fee Table.*

*
Filed herewith.

Item 13.   Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 12, 2024
eMED, LLC
By /s/ Michael Cole
Name: Michael Cole
Title: President and Chief Financial Officer
MARLIN MERGER SUB CORPORATION
By /s/ Michael Cole
Name: Michael Cole
Title: President
[Signature Page to Schedule TO]